15 Koch Road

Corte Madera, California 94925

T. 415.924.1005   F. 415.927.9133

RestorationHardware.com

October 5, 2015

VIA EDGAR AND HAND DELIVERY

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:     Restoration Hardware Holdings, Inc.

          Form 10-K for the Fiscal Year Ended January 31, 2015

          Filed March 27, 2015

          File No. 001-35720

Dear Ms. Thompson:

On behalf of Restoration Hardware Holdings, Inc. (the “Company”), this letter responds to your letter, dated September 21, 2015 (the “Comment Letter”), regarding the above-referenced filing. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type. References herein to “we” and “our” refer to Restoration Hardware Holdings, Inc. and its consolidated subsidiaries unless otherwise noted.

Form 10-K for the Fiscal Year Ended January 31, 2015

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements, page 76

Ms. Jennifer Thompson

Securities and Exchange Commission

October 5, 2015

1.	You disclose on page 50 that you closed six retail stores during the fiscal year ended January 31, 2015. You also disclose on page 47 that retail store closures may lead to charges including lease termination and other exit costs. If you incurred charges related to the closure of these stores, please tell us the amount and nature of these costs for the periods presented, and how you complied with the disclosure requirements of ASC 420-10-50. Additionally, please tell us what impact these store closures had on your reported results of operations for the periods presented, including but not limited to the impact on net revenue, and how you concluded no related quantification or discussion was necessary within your discussion of your results of operations in MD&A. Refer to Item 303(a)(3)(i) of Regulation S-K.

Response: The Company respectfully advises the Staff that it considered the requirements of ASC 420-10-50, but the closure of the six retail stores during the fiscal year ended January 31, 2015 did not result in any material lease related charges or expenses or other exit costs during the fiscal year or any interim quarterly period.

Five of the six closed stores were at or near the end of their lease term and accordingly did not result in any material asset write-offs, lease termination charges or other exit costs. Specifically, only one of these five locations incurred a charge as calculated under ASC 420-10-50, and the amount of such charge was immaterial. The sixth location has been temporarily closed in order to be repurposed as an “RH Modern” store, which is one of the Company’s new business concepts. The repurposed store will continue under the existing lease, and as a result no lease termination charges or other exit costs have been incurred. The store will be reopened in the Fall of calendar year 2015.

As a result, the Company respectfully advises the Staff that it believes it has complied with the disclosure requirements of ASC 420-10-50.

The Company also respectfully advises the Staff that the closure of these locations is not an “unusual or infrequent event or transaction” under Item 303(a)(3)(i) of Regulation S-K that materially affected the amount of income reported from continuing operations. To the contrary, the closure of legacy stores is part of the Company’s overall business strategy, as disclosed extensively in its SEC filings, to transition its business toward a retail store presence consisting of new larger format Gallery locations in lieu of legacy store locations.

In general, the Company experiences sales increases in markets where it opens a new larger format Gallery and closes legacy stores. In the case of the six store closures in fiscal 2014, all occurred where there were other existing or newer, larger format stores in the general market area. Two of the six store closures, in Greenwich and Atlanta, occurred at approximately the same time as the opening of a new larger format Gallery in the same market area. As described above, the store location at Beverly Boulevard in Los Angeles is being repurposed as a new RH Modern Gallery. We closed that location at the same time as we opened a new larger format Gallery nearby in Los Angeles at

Ms. Jennifer Thompson

Securities and Exchange Commission

October 5, 2015

Melrose Avenue. The remaining three stores were closed at the time of their respective lease expirations, and in each of these locations, we have one or more existing or newer, larger Gallery locations in close proximity to the closed store.

In each of these markets, we believe that the sales from the closed stores largely transferred to an existing or newer store in a nearby location, and more generally, to our direct business, and that the newer larger format stores have generally attracted more sales. As a result, we have not experienced sales declines either in the aggregate or in those markets. The closure of the above described locations did not have a material impact on our results of operations, including but not limited to our net revenues. Accordingly, we do not believe that there is any required incremental disclosure under Item 303(a)(3)(i) of Regulation S-K with respect to these store closures.

Note 3 – Significant Accounting Policies

Investments, page 79

2.	You disclose that realized gains and losses related to investments are included in selling, general and administrative expenses and interest income, dividends, amortization and accretion of purchase premiums and discounts on investments are included in interest expense in the consolidated statements of operations. Please tell us how your presentation complies with Rules 5-03.7 and 5-03.9 of Regulation S-X.

Response: The Company respectfully advises the Staff that it believes that the amounts of non-operating income and non-operating expense associated with its investment activity during fiscal 2014 were immaterial to its consolidated financial statements and that accordingly, no separate disclosure was required under Rules 5-03.7 and 5-03.9 of Regulation S-X. Further, the Company respectfully advises the Staff that it did not have any investment related activity during fiscal 2013 and fiscal 2012.

The Company did not record any realized gains and losses related to investment activity during fiscal 2014 and as such there was no impact to the selling, general and administrative expense in the consolidated statements of operations. Further, amounts related to all other investment related activity were immaterial for fiscal 2014, as further indicated below. Therefore, the Company did not believe that other investment related activity warranted a separate line item within its consolidated statements of operations and instead included such activity within the interest expense line item in its consolidated statements of operations.

For fiscal 2014, interest income and accretion expense related to the Company’s investment activities were approximately $146,000 and approximately $113,000, respectively, which represented 0.8% and 0.6%, respectively, of interest expense. Under any comparative basis, these items are immaterial.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 5, 2015

Inasmuch as the amounts of non-operating income and non-operating expense associated with investment activity were not material to the Company’s consolidated financial statements for fiscal 2014, the Company did not separately report such amounts within its consolidated financial statements and related footnote disclosures. The Company believes that this presentation is in line with Rules 5-03.7 and 5-03.9 of Regulation S-X.

However, the Company acknowledges the Staff’s comment and advises the Staff that if and when these items become material in future reporting periods, it will separately disclose the amount of non-operating income and non-operating expense associated with its investment activity and will include all such activity within interest expense or determine if investment related activity warrants a separate line item in the consolidated statements of operations in accordance with requirements of Rules 5-03.7 and 5-03.9 of Regulation S-X in its future filings.

Report of Independent Registered Public Accounting Firm, page 111

3.	We note your auditor has included “the financial statement schedules listed in the index appearing under Item 15(a)(1)” in the scope of its report when there does not appear to be a schedule listed in Item 15(a)(1) on page 114. Please tell us whether a schedule was omitted from your Form 10-K or why this language was included in the report.

Response: The Company respectfully advises the Staff that no schedules were omitted in the list that appears in Item 15(a)(1) and that the reference to “the financial statement schedules” was included inadvertently in the audit opinion.

*   *   *   *   *   *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 5, 2015

If you require additional information or have any questions about this letter, please call me at (415) 945-4573.

Very truly yours,

/s/ Karen Boone

Karen Boone

Chief Financial and Administrative Officer

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